                                          OMB APPROVAL
                                    OMB Number:    3235-0145
                                    Expires:      11/31/1994
                                    Estimated average burden
                                    hours per form     14.90

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                  (Amendment No. _______)*

                         ELXSI Corp.
____________________________________________________________
                      (Name of Issuer)

                Common Stock Par Value $ .001
____________________________________________________________
               (Title of Class of Securities)

                         268613-20-5
    _____________________________________________________
                       (CUSIP Number)

      4209 Vineland Rd., Ste. J-1, Orlando, Fla. 32811,
                  Telephone: (407) 849-1090
____________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      November 23, 1996
   ______________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.      / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268613-20-5                        Page 2 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Peter R. Kellogg    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)
                                                  (b)/X/

3    SEC USE ONLY


4.   SOURCE OF FUNDS:


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED  PURSUANT TO ITEMS 2(d) or 2(e):    / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER
     58,500

8.   SHARED VOTING POWER
     310,000

9.   SOLE DISPOSITIVE POWER
     58,500

10.  SHARED DISPOSITIVE POWER
     310,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
     368,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.69%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 268613-20-5                        Page 3 of 6

Preliminary Note.

     This Statement relating to the Common Stock par value
$0.001 of ELXSI Corp. is filed tardy because of mistaken information relating to the number of shares outstanding.

Item 1.   Security and Issuer.

     The class of security to which this statement relates is Common Stock, par value $0.001 (the "Common Stock"), of
ELXSI Corp., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4209 Vineland Road, Suite J-1, Orlando, Florida 32811, telephone (407) 849-1090.

Item 2.   Identity and Background.

     The person filing this Statement is Peter R. Kellogg. This statement contains information regarding shares of Common Stock owned by Mr. Kellogg's wife, Mrs. Cynthia Kellogg, I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock, the Peter R. Kellogg & Cynthia Kellogg Foundation (the "Foundation"), a charitable entity of which Peter Kellogg is a trustee, and NOM Trust U/W/O James C. Kellogg, III (the "Trust") of which Peter R. Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT and has shared dispositive and voting power with respect to the shares of Common Stock owned by Mrs. Kellogg, the Foundation and the Trust. Although shares of Common Stock owned by Mrs. Kellogg, IAT, the Foundation and the Trust may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that that Mr. Kellogg benefically owns such shares or that the Foundation, Mrs. Kellogg, IAT, the Trust or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

     The Foundation's business address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, NY 10271

     Mrs. Kellogg's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, NY 10271

     IAT's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, NY 10271

CUSIP No. 268613-20-5                        Page 4 of 6

     The Trust's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, NY 10271

     Mr. Kellogg's principal occupation is:
          Senior Managing Director
          Spear, Leeds & Kellogg
          120 Broadway
          New York, NY 10271

     Spear, Leeds & Kellogg is a registered securities broker-dealer.

     IAT is a reinsurance company incorporated in Bermuda.

     During the last five years, neither Mr. Kellogg, Mrs. Kellogg nor any executive officer of IAT has been convicted in a criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Mr. and Mrs. Kellogg are both citizens of the United
States.  IAT is a Bermuda Corporation.  The Foundation is a
New Jersey corporation and the Trust is domiciled in New
Jersey.

Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 138,500 shares of Common Stock recently purchased by the Foundation, Mrs.
Kellogg, IAT and the Trust was $724,437.50 consisting of capital funds of each individual or entity and margin account funds provided by Spear, Leeds & Kellogg.

Item 4.   Purpose of Transaction.

     The Common Stock was acquired by the Foundation, Mrs.
Kellogg, IAT and the Trust for investment purposes only.

     Neither Mr. Kellogg, Mrs. Kellogg, the Foundation nor the Trust as stockholders, have plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

     Mr. Kellogg, Mrs. Kellogg, the Foundation and the Trust may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and

CUSIP No. 268613-20-5                        Page 5 of 6

general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.   Interest in Securities of the Issuer.

     (a) As of December 13, 1996, Mr. Kellogg may be deemed the beneficial owner of 368,500 shares of ELXSI Corp. Common Stock. Of those shares, no shares were owned by Mr. Kellogg personally and 368,500 were owned by the Foundation, Mrs. Kellogg, IAT and the Trust.

     (b) Mr. Kellogg has sole dispositive and voting power with respect to 58,500 shares owned by IAT.

     (c) The following table sets forth information with respect to all purchases, sales or donations of Stock by the Foundation, Mrs. Kellogg, IAT and the Trust for purposes of
Section 13(d) of the 1934 Act since October 14, 1996.

               IAT REINSURANCE SYNDICATE LTD.
               ______________________________

Date of             Number of      Type of        Price per
Transaction         Shares         Transaction    Share

12/12/96            58,500         OTC Buy        5.375


                       CYNTHIA KELLOGG
                       _______________

Date of        Number of      Type of        Price per
Transaction    Shares         Transaction    Share

11/23/96       80,000         OTC Buy        5.125


Item 6.   Contract Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he (alone or with IAT) was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement

CUSIP No. 268613-20-5                        Page 6 of 6

or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7.   Material to be filed as Exhibits.

     None.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    December 31, 1996   By:  /s/ Peter R. Kellogg
          _________________        ____________________
                                   Peter R. Kellogg